TABCORP

02015845

**TABCORP Holdings Limited**
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

RECEIVED MAR 08 2002 SEC/MR PROCESSING SECTION WASH, D.C. 354

21 February 2002

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

SUPPL

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at (03) 9868 2112.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Yours faithfully

**Peter Caillard**
**General Counsel and Company Secretary**

Enc.

202pc49.doc

Rules 4.1, 4.3

# Appendix 4B (rule 4.13(b))
## Half yearly report



Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

TABCORP HOLDINGS LIMITED

| ABN | Half yearly (tick) | Preliminary final (tick) | Half year ended ('current period') |
|---|---|---|---|
| 66 063 780 709 | ✔ | | 31 December 2001 |

## For announcement to the market

*Extracts from this report for announcement to the market (see note 1).*

| | | | | $A'000 |
|---|---|---|---|---|
| Revenues from ordinary activities *(item 1.1)* | up | 4.7% | to | 991,171 |
| Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)* | up | 34.9% | to | 137,199 |
| Profit (loss) from ordinary activities after tax attributable to members *(item 1.23)* | up | 38.4% | to | 128,109 |
| Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))* | gain (loss) of | | | - |
| Net profit (loss) for the period attributable to members *(item 1.11)* | up | 38.4% | to | 128,109 |

| **Dividends (distributions)** | Amount per security | Franked amount per security at 30% tax |
|---|---|---|
| Final dividend *(Preliminary final report only - item 15.4)* | | |
| Interim dividend *(Half yearly report only - item 15.6)* | 31.0 cents | 31.0 cents |
| | | Franked amount per security at 34% tax |
| Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)* | 25.0 cents | 25.0 cents |

| | |
|---|---|
| +Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)* | Friday, 8 March 2002 |

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Nil

+ See chapter 19 for defined terms.

## Consolidated profit and loss account

| | | Current period $A'000 | Previous corresponding period $A'000 |
|---|---|---|---|
| 1.1 | Revenues from ordinary activities | 991,171 | 946,547 |
| 1.2 | Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*) | (772,742) | (764,007) |
| 1.3 | Borrowing costs | (30,145) | (37,368) |
| 1.4 | Share of net profit (loss) of associates and joint venture entities (*see item 16.7*) | - | - |
| **1.5** | **Profit (loss) from ordinary activities before tax** | **188,284** | **145,172** |
| 1.6 | Income tax on ordinary activities *(see note 4)* | (60,175) | (52,636) |
| **1.7** | **Profit (loss) from ordinary activities after tax** | **128,109** | **92,536** |
| 1.8 | Profit (loss) from extraordinary items after tax (*see item 2.5*) | - | - |
| **1.9** | **Net profit (loss)** | **128,109** | **92,536** |
| 1.10 | Net profit (loss) attributable to outside +equity interests | - | - |
| **1.11** | **Net profit (loss) for the period attributable to members** | **128,109** | **92,536** |

## Consolidated retained profits

| | | | |
|---|---|---|---|
| 1.12 | Retained profits (accumulated losses) at the beginning of the financial period | 24,391 | 26,610 |
| 1.13 | Net profit (loss) attributable to members (*item 1.11*) | 128,109 | 92,536 |
| 1.14 | Net transfers to and from reserves | - | - |
| 1.15 | Net effect of changes in accounting policies | - | - |
| 1.16 | Dividends and other equity distributions paid or payable | (115,931) | (93,107) |
| **1.17** | ***Retained profits (accumulated losses) at end of financial period*** | **36,569** | **26,039** |

Comparative information has been reclassified to achieve consistency in disclosure with the current financial period where necessary.

## Profit restated to exclude amortisation of goodwill

| | | Current period $A'000 | Previous corresponding period $A'000 |
|---|---|---|---|
| 1.18 | Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill | 137,199 | 101,673 |
| 1.19 | Less (plus) outside +equity interests | - | - |
| **1.20** | **Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members** | 137,199 | 101,673 |

+ See chapter 19 for defined terms.

## Profit (loss) from ordinary activities attributable to members

| | | Current period $A'000 | Previous corresponding period $A'000 |
|---|---|---|---|
| 1.21 | Profit (loss) from ordinary activities after tax (*item 1.7*) | 128,109 | 92,536 |
| 1.22 | Less (plus) outside +equity interests | - | - |
| **1.23** | **Profit (loss) from ordinary activities after tax, attributable to members** | **128,109** | **92,536** |

## Revenue and expenses from ordinary activities

*AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.*

| | | Current period $A'000 | Previous corresponding period $A'000 |
|---|---|---|---|
| 1.24 | Details of revenue and expenses | | |
| | Revenues: | | |
| | Total operating revenues | 977,004 | 934,403 |
| | Other revenues: | | |
| | Interest received or due and receivable from other than related parties | 2,077 | 2,026 |
| | Gross proceeds from sale of non-current assets | 1,564 | 629 |
| | Other revenue items | 10,526 | 9,489 |
| | **Total revenue from ordinary activities** | **991,171** | **946,547** |
| | | | |
| | Expenses: | | |
| | Government taxes and levies | (308,456) | (291,698) |
| | Commissions and fees | (216,741) | (208,319) |
| | Employee costs | (114,979) | (124,476) |
| | Depreciation and amortisation | (54,875) | (58,643) |
| | Borrowing costs | (30,145) | (37,368) |
| | Other expenses from ordinary activities | (77,691) | (80,871) |
| | **Total expenses from ordinary activities** | **(802,887)** | **(801,375)** |

+ See chapter 19 for defined terms.

## Intangible and extraordinary items

| | | Consolidated - current period | | | |
|---|---|---|---|---|---|
| | | Before tax $A'000 (a) | Related tax $A'000 (b) | Related outside +equity interests $A'000 (c) | Amount (after tax) attributable to members $A'000 (d) |
| 2.1 | Amortisation of goodwill | 9,090 | - | | 9,090 |
| 2.2 | Amortisation of other intangibles | 2,408 | - | | 2,408 |
| **2.3** | **Total amortisation of intangibles** | **11,498** | **-** | **Nil** | **11,498** |
| 2.4 | Extraordinary items (details) | | | | |
| **2.5** | **Total extraordinary items** | **Nil** | **Nil** | **Nil** | **Nil** |

## Comparison of half year profits

*(Preliminary final report only)*

| | | Current year $A'000 | Previous year $A'000 |
|---|---|---|---|
| 3.1 | Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report) | | |
| 3.2 | Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year | | |

+ See chapter 19 for defined terms.

## Consolidated balance sheet

| | | At end of current period $A'000 | As shown in last annual report $A'000 | As in last half yearly report $A'000 |
|---|---|---|---|---|
| | **Current assets** | | | |
| 4.1 | Cash* | 127,273 | 123,534 | 122,382 |
| 4.2 | Receivables | 10,799 | 7,612 | 7,802 |
| 4.3 | Investments | - | - | - |
| 4.4 | Inventories | 4,694 | 4,968 | 4,757 |
| 4.5 | Other - Prepaid rental | 10,214 | 10,214 | 10,214 |
| | - Other | 8,071 | 7,086 | 8,848 |
| **4.6** | **Total current assets** | **161,051** | **153,414** | **154,003** |
| | **Non-current assets** | | | |
| 4.7 | Receivables | - | - | - |
| 4.8 | Investments (equity accounted) | - | - | - |
| 4.9 | Other investments | - | - | - |
| 4.10 | Inventories | - | - | - |
| 4.11 | Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*) | - | - | - |
| 4.12 | Development properties (*mining entities) | - | - | - |
| 4.13 | Other property, plant and equipment (net) | 825,287 | 850,258 | 869,723 |
| 4.14 | Intangibles - Licences (net) | 835,200 | 836,515 | 837,810 |
| | - Goodwill (net) | 320,756 | 329,846 | 338,606 |
| | - Rights to Management Agreement (net) | 200,922 | 202,014 | 203,106 |
| 4.15 | Other - Prepaid rental | 51,264 | 56,409 | 61,469 |
| | - Future Income Tax Benefit | 25,514 | 38,784 | 54,876 |
| | - Other | 40,290 | 34,735 | 37,928 |
| **4.16** | ***Total non-current assets*** | **2,299,233** | **2,348,561** | **2,403,518** |
| **4.17** | **Total assets** | **2,460,284** | **2,501,975** | **2,557,521** |
| | **Current liabilities** | | | |
| 4.18 | Payables | 107,691 | 105,025 | 108,090 |
| 4.19 | Interest bearing liabilities | 211,965 | 229,052 | 240,270 |
| 4.20 | Provisions | 160,853 | 146,652 | 145,460 |
| 4.21 | Other (provide details if material) | 675 | 446 | 540 |
| **4.22** | **Total current liabilities** | **481,184** | **481,175** | **494,360** |
| | **Non-current liabilities** | | | |
| 4.23 | Payables | 3,622 | 5,745 | 7,916 |
| 4.24 | Interest bearing liabilities | 647,000 | 710,000 | 750,133 |
| 4.25 | Provisions | 63,116 | 60,397 | 58,700 |
| 4.26 | Other (provide details if material) | 1,231 | 1,448 | 1,554 |
| **4.27** | **Total non-current liabilities** | **714,969** | **777,590** | **818,303** |
| **4.28** | **Total liabilities** | 1,196,153 | 1,258,765 | 1,312,663 |
| **4.29** | **Net assets** | 1,264,131 | 1,243,210 | 1,244,858 |
| | * Includes bank accepted bills. | 4,843 | 24,259 | 26,251 |

Comparative information has been reclassified to achieve consistency in disclosure with the current financial period where necessary.

+ See chapter 19 for defined terms.

## Consolidated balance sheet continued

| | | At end of current period $A'000 | As shown in last annual report $A'000 | As in last half yearly report $A'000 |
|---|---|---|---|---|
| | **Equity** | | | |
| 4.30 | Capital/contributed equity | 1,227,562 | 1,218,819 | 1,218,819 |
| 4.31 | Reserves | - | - | - |
| 4.32 | Retained profits (accumulated losses) | 36,569 | 24,391 | 26,039 |
| **4.33** | **Equity attributable to members of the parent entity** | **1,264,131** | **1,243,210** | **1,244,858** |
| 4.34 | Outside +equity interests in controlled entities | - | - | - |
| **4.35** | **Total equity** | **1,264,131** | **1,243,210** | **1,244,858** |
| | | | | |
| 4.36 | Preference capital included as part of 4.33 | - | - | - |

## Exploration and evaluation expenditure capitalised

*To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 5.1 | Opening balance | | |
| 5.2 | Expenditure incurred during current period | | |
| 5.3 | Expenditure written off during current period | | |
| 5.4 | Acquisitions, disposals, revaluation increments, etc. | | |
| 5.5 | Expenditure transferred to Development Properties | | |
| **5.6** | **Closing balance as shown in the consolidated balance sheet** *(item 4.11)* | N/A | N/A |

## Development properties

*(To be completed only by entities with mining interests if amounts are material)*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 6.1 | Opening balance | | |
| 6.2 | Expenditure incurred during current period | | |
| 6.3 | Expenditure transferred from exploration and evaluation | | |
| 6.4 | Expenditure written off during current period | | |
| 6.5 | Acquisitions, disposals, revaluation increments, etc. | | |
| 6.6 | Expenditure transferred to mine properties | | |
| **6.7** | **Closing balance as shown in the consolidated balance sheet** *(item 4.12)* | N/A | N/A |

+ See chapter 19 for defined terms.

## Consolidated statement of cash flows

| | | Current period $A'000 | Previous corresponding period $A'000 |
|---|---|---|---|
| | **Cash flows related to operating activities** | | |
| 7.1 | Receipts from customers | 995,176 | 910,191 |
| 7.2 | Payments to suppliers and employees | (399,108) | (396,093) |
| 7.3 | Dividends received from associates | - | - |
| 7.4 | Other dividends received | - | - |
| 7.5 | Interest and other items of similar nature received | 2,148 | 1,845 |
| 7.6 | Interest and other costs of finance paid | (32,917) | (35,421) |
| 7.7 | Income taxes paid | (54,171) | (94,311) |
| 7.8 | Other – payment of Government levies, betting taxes and GST | (309,499) | (266,307) |
| **7.9** | **Net operating cash flows** | **201,629** | **119,904** |
| | **Cash flows related to investing activities** | | |
| 7.10 | Payment for purchases of property, plant and equipment | (24,477) | (18,379) |
| 7.11 | Proceeds from sale of property, plant and equipment | 1,928 | 847 |
| 7.12 | Payment for purchases of equity investments | - | - |
| 7.13 | Proceeds from sale of equity investments | - | - |
| 7.14 | Loans to other entities | - | - |
| 7.15 | Loans repaid by other entities | - | - |
| 7.16 | Other | | |
| | - Loans pursuant to employee share plan | 1,683 | 4,168 |
| | - Other | 61 | 664 |
| **7.17** | **Net investing cash flows** | **(20,805)** | **(12,700)** |
| | **Cash flows related to financing activities** | | |
| 7.18 | Proceeds from issues of +securities (shares, options, etc.) | - | - |
| 7.19 | Proceeds from borrowings | 143,000 | 145,000 |
| 7.20 | Repayment of borrowings | (223,067) | (126,066) |
| 7.21 | Dividends paid | (97,018) | (89,219) |
| 7.22 | Other (provide details if material) | - | (4) |
| **7.23** | **Net financing cash flows** | **(177,085)** | **(70,289)** |
| 7.24 | **Net increase (decrease) in cash held** | 3,739 | 36,915 |
| 7.25 | Cash at beginning of period *(see Reconciliation of cash)* | 123,534 | 82,186 |
| 7.26 | Exchange rate adjustments to item 7.25 | - | - |
| **7.27** | **Cash at end of period** *(see Reconciliation of cash)* | **127,273** | **119,101** |

Comparative information has been reclassified to achieve consistency in disclosure with the current financial period where necessary.

+ See chapter 19 for defined terms.

## Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

| |
|---|
| N/A |

## Reconciliation of cash

| Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current period<br>$A'000 | Previous corresponding period<br>$A'000 |
|---|---|---|---|
| 8.1 | Cash on hand and at bank | 59,519 | 61,765 |
| 8.2 | Deposits at call | 62,911 | 34,366 |
| 8.3 | Bank overdraft | - | (3,281) |
| 8.4 | Other – bank accepted bills | 4,843 | 26,251 |
| **8.5** | **Total cash at end of period** *(item 7.27)* | **127,273** | **119,101** |

| **Ratios** | | Current period | Previous corresponding period |
|---|---|---|---|
| 9.1 | ***Profit before tax / revenue***<br>Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*) | 19.0% | 15.3% |
| 9.2 | **Profit after tax / +equity interests**<br>Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*) | 10.1% | 7.4% |

| **Earnings per security (EPS)** | | | Current period | Previous corresponding period |
|---|---|---|---|---|
| 10.1 | | *Calculation of the following in accordance with AASB 1027: Earnings per Share* | | |
| | (a) | Basic EPS | 34.4 | 24.9 |
| | | Basic EPS (pre amortisation of goodwill) | 36.8 | 27.3 |
| | (b) | Diluted EPS | 34.1 | 24.7 |
| | (c) | Diluted EPS (pre amortisation of goodwill) | 36.5 | 27.1 |
| | (c) | Weighted average number of ordinary shares outstanding *during the period used in the calculation of the Basic EPS* | 372,882,799 | 371,863,155 |

| **NTA backing**<br>*(see note 7)* | | Current period | Previous corresponding period |
|---|---|---|---|
| 11.1 | Net tangible asset backing per +ordinary security ($) | -0.25 | -0.36 |
| | Net tangible asset backing per +ordinary security including Licences and Rights to Management Agreement which the Company does not consider to be intangible assets ($) | 2.53 | 2.43 |

+ See chapter 19 for defined terms.

## Details of specific receipts/outlays, revenues/ expenses

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 12.1 | Interest revenue included in determining item 1.5 | 2,077 | 2,026 |
| 12.2 | Interest revenue included in item 12.1 but not yet received (if material) | 200 | 294 |
| 12.3 | Interest costs excluded from borrowing costs, capitalised in asset values | - | - |
| 12.4 | Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material) | - | - |
| 12.5 | Depreciation and amortisation (excluding amortisation of intangibles) | 43,377 | 47,091 |
| 12.6 | Other specific relevant items not shown in item 1.24 *(see note 15)* | - | - |

## Control gained over entities having material effect

| | | |
|---|---|---|
| 13.1 | Name of entity (or group of entities) | Nil |
| 13.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired | Nil |
| 13.3 | Date from which such profit has been calculated | |
| 13.4 | Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period | Nil |

## Loss of control of entities having material effect

| | | |
|---|---|---|
| 14.1 | Name of entity (or group of entities) | Nil |
| 14.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control | Nil |
| 14.3 | Date to which the profit (loss) in item 14.2 has been calculated | |
| 14.4 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period | Nil |
| 14.5 | Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control | Nil |

## Reports for industry and geographical segments

*Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.*

Refer attached

+ See chapter 19 for defined terms.

## Dividends (in the case of a trust, distributions)

| | | |
|---|---|---|
| 15.1 | Date the dividend (distribution) is payable | Thursday, 28 March 2002 |
| 15.2 | +Record date to determine entitlements to the dividend (distribution) (i.e., on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved) | Friday, 8 March 2002 |
| 15.3 | If it is a final dividend, has it been declared? *(Preliminary final report only)* | N/A |

## Amount per security

| | | | Amount per security | Franked amount per security at 30% tax | Amount per security of foreign source dividend |
|---|---|---|---|---|---|
| 15.4 | *(Preliminary final report only)* **Final dividend:** | Current year | N/A | N/A | N/A |
| 15.5 | | Previous year | N/A | N/A | N/A |
| 15.6 | *(Half yearly and preliminary final reports)* **Interim dividend:** | Current year | 31.0 cents | 31.0 cents | N/A |
| | | | | Franked amount per security at 34% tax | |
| 15.7 | | Previous year | 25.0 cents | 25.0 cents | N/A |

## Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

| | | Current year | Previous year |
|---|---|---|---|
| 15.8 | +Ordinary securities | N/A | N/A |
| 15.9 | Preference +securities | N/A | N/A |

## Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 15.10 | +Ordinary securities | 115,931 | 93,107 |
| 15.11 | Preference +securities | - | - |
| 15.12 | Other equity instruments | - | - |
| **15.13** | **Total** | 115,931 | 93,107 |

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

| |
|---|
| Nil |

| | |
|---|---|
| The last date(s) for receipt of election notices for the +dividend or distribution plans | N/A |

Any other disclosures in relation to dividends (distributions)

| |
|---|
| Nil |

+ See chapter 19 for defined terms.

## Details of aggregate share of profits (losses) of associates and joint venture entities

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 16.1 | Profit (loss) from ordinary activities before income tax | | |
| 16.2 | Income tax on ordinary activities | | |
| **16.3** | **Profit (loss) from ordinary activities after income tax** | | |
| 16.4 | Extraordinary items net of tax | | |
| **16.5** | **Net profit (loss)** | | |
| 16.6 | Outside +equity interests | | |
| **16.7** | **Net profit (loss) attributable to members** | **Nil** | **Nil** |

## Material interests in entities which are not controlled entities

*The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").*

| ***Name of entity*** | Percentage of ownership interest held at end of period or date of disposal | | Contribution to net profit (loss) (*item 1.9*) | |
|---|---|---|---|---|
| **17.1 Equity accounted associates and joint venture entities** | Current period | Previous corresponding period | Current period - $A'000 | Previous corresponding period- $A'000 |
| | Nil | Nil | Nil | Nil |
| **17.2 Total** | | | **Nil** | **Nil** |
| 17.3 Other material interests | Nil | Nil | | |
| | | | | |
| **17.4 Total** | | | **Nil** | **Nil** |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current period

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | Category of +securities | Number Issued | Number quoted | Issue price per security (see note 14) (cents) | Amount paid up per security (see note 14) (cents) |
|---|---|---|---|---|---|
| **18.1** | **Preference +securities** *(description)* | **Nil** | **Nil** | **N/A** | **N/A** |
| 18.2 | Changes during current period | Nil | Nil | N/A | N/A |
| | (a) Increases through issues | | | | |
| | (b) Decreases through returns of capital, buybacks, redemptions | | | | |
| **18.3** | **+Ordinary securities** | **373,249,834** | **373,249,834** | **N/A** | **N/A** |
| 18.4 | Changes during current period | | | | |
| | (a) Increases through issues | 43,500 | 43,500 | 902 | 902 |
| | | 818,000 | 818,000 | 902 | 902 |
| | | 104,500 | 104,500 | 930 | 930 |
| | (b) Decreases through returns of capital, buybacks | Nil | Nil | N/A | N/A |
| **18.5** | **+Convertible debt securities** *(description and conversion factor)* | **N/A** | **N/A** | **N/A** | **N/A** |
| 18.6 | Changes during current period | Nil | Nil | N/A | N/A |
| | (a) Increases through issues | Nil | Nil | N/A | N/A |
| | (b) Decreases through securities matured, converted | | | | |
| **18.7** | **Options** *(description and conversion factor)* | | | *Exercise price* | *Expiry date (if any)* |
| | | | | **N/A** | **N/A** |
| 18.8 | Issued during current period | Nil | Nil | N/A | N/A |
| 18.9 | Exercised during current period | Nil | Nil | N/A | N/A |
| 18.10 | Expired during current period | Nil | Nil | N/A | N/A |
| **18.11** | **Debentures** *(totals only)* | Nil | Nil | | |
| **18.12** | **Unsecured notes** *(totals only)* | Nil | Nil | | |

+ See chapter 19 for defined terms.

## Comments by directors

*Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.*

### Basis of accounts preparation

*If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*

Material factors affecting the revenues and expenses of the economic entity for the current period

Nil

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Nil

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The interim dividend in respect of the half year is fully franked at the 30% tax rate and it is anticipated that dividends for at least the next year will be fully or partly franked.

Changes in accounting policies since the last annual report are disclosed as follows.
*(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)*

Nil

+ See chapter 19 for defined terms.

## Additional disclosure for trusts

| | | |
|---|---|---|
| 19.1 | Number of units held by the management company or responsible entity or their related parties. | N/A |
| 19.2 | A statement of the fees and commissions payable to the management company or responsible entity.<br><br>Identify:<br>– initial service charges<br>– management fees<br>– other fees | Nil |

## Annual meeting

*(Preliminary final report only)*

The annual meeting will be held as follows:

| | |
|---|---|
| Place | N/A |
| Date | N/A |
| Time | N/A |
| Approximate date the +annual report will be available | N/A |

## Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

| Identify other standards used | Nil |
|---|---|

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

*(Tick one)*

| | | | |
|---|---|---|---|
| ☐ | The +accounts have been audited. | ✔ | The +accounts have been subject to review. |
| ☐ | The +accounts are in the process of being audited or subject to review. | ☐ | The +accounts have *not* yet been audited or reviewed. |

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: [signature] (Company Secretary) Date: 21 February 2002

Print name: PETER CAILLARD

### Notes

1. **For announcement to the market** the percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view.** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

+ See chapter 19 for defined terms.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (e.g., fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

**Format.** The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts*, and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

**Basis of revaluation.** If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows.** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (i.e., all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities.** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures.** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements.** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities.** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items.** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in AASB 1018.T. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

TABCORP HOLDINGS LIMITED

## REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

The consolidated entity has three main business segments:

- Wagering — Totalizator and fixed odds betting on thoroughbred, harness, greyhounds and sporting and other events.
- Gaming — Gaming machine operations in licenced clubs and hotels.
- Star City — Star City Casino operations including a hotel, apartment complex, theatres, restaurants and bars.

| | Wagering | Gaming | Star City | Segment Total | Unallocated | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2001 Consolidated** | | | | | | | |
| Total operating revenues | 208,305 | 459,348 | 309,351 | 977,004 | - | | 977,004 |
| Other revenues from ordinary activities | 7,847 | 1,091 | 2,871 | 11,809 | 2,377 | (19) | 14,167 |
| Revenues from ordinary activities | 216,152 | 460,439 | 312,222 | 988,813 | 2,377 | (19) | 991,171 |
| Segment Result (pre amortisation of goodwill) | 33,602 | 118,145 | 78,648 | 230,395 | - | - | 230,395 |
| **Segment Result** | **33,552** | **118,145** | **69,608** | **221,305** | - | - | **221,305** |
| Unallocated interest revenue | | | | | 2,077 | | 2,077 |
| Unallocated other revenue | | | | | 300 | | 300 |
| Unallocated interest expense | | | | | (30,145) | | (30,145) |
| Unallocated expenses | | | | | (5,253) | | (5,253) |
| Result from ordinary activities before income tax expense | 33,552 | 118,145 | 69,608 | 221,305 | (33,021) | - | 188,284 |
| **2000 Consolidated** | | | | | | | |
| Total operating revenues | 199,431 | 433,453 | 301,519 | 934,403 | - | | 934,403 |
| Other revenues from ordinary activities | 5,766 | 1,190 | 3,163 | 10,119 | 2,129 | (104) | 12,144 |
| Revenues from ordinary activities | 205,197 | 434,643 | 304,682 | 944,522 | 2,129 | (104) | 946,547 |
| Segment Result (pre amortisation of goodwill) | 30,909 | 114,658 | 49,242 | 194,809 | - | - | 194,809 |
| **Segment Result** | **30,860** | **114,658** | **40,154** | **185,672** | - | - | **185,672** |
| Unallocated interest revenue | | | | | 2,026 | | 2,026 |
| Unallocated other revenue | | | | | 103 | | 103 |
| Unallocated interest expense | | | | | (37,368) | | (37,368) |
| Unallocated expenses | | | | | (5,261) | | (5,261) |
| Result from ordinary activities before income tax expense | 30,860 | 114,658 | 40,154 | 185,672 | (40,500) | - | 145,172 |

For comparison with previous years' announcements in which segment's profit before interest and tax (PBIT) have been stated on a full income and expense allocation basis excluding goodwill amortisation, the following segment result is disclosed:

| | Wagering | Gaming | Star City | Segment Total | Goodwill Amortisation | Consolidated |
|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2001 Consolidated** | | | | | | |
| Segment Result | 32,309 | 115,215 | 77,918 | 225,442 | (9,090) | 216,352 |
| **2000 Consolidated** | | | | | | |
| Segment Result | 29,529 | 111,537 | 48,584 | 189,650 | (9,137) | 180,513 |

*Rules 4.1, 4.3*

# Appendix 4B (rule 4.13(b))
## Half yearly report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

TABCORP HOLDINGS LIMITED

| ABN | Half yearly *(tick)* | Preliminary final *(tick)* | Half year ended ('current period') |
|---|---|---|---|
| 66 063 780 709 | ✔ | | 31 December 2001 |

## For announcement to the market

*Extracts from this report for announcement to the market (see note 1).*

| | | | | $A'000 |
|---|---|---|---|---|
| Revenues from ordinary activities *(item 1.1)* | up | 4.7% | to | 991,171 |
| Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)* | up | 34.9% | to | 137,199 |
| Profit (loss) from ordinary activities after tax attributable to members *(item 1.23)* | up | 38.4% | to | 128,109 |
| Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))* | gain (loss) of | | | - |
| Net profit (loss) for the period attributable to members *(item 1.11)* | up | 38.4% | to | 128,109 |

| **Dividends (distributions)** | Amount per security | Franked amount per security at 30% tax |
|---|---|---|
| Final dividend *(Preliminary final report only - item 15.4)* | - | |
| Interim dividend *(Half yearly report only - item 15.6)* | 31.0 cents | 31.0 cents |
| | | Franked amount per security at 34% tax |
| Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)* | 25.0 cents | 25.0 cents |

| | |
|---|---|
| +Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)* | Friday, 8 March 2002 |

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Nil

+ See chapter 19 for defined terms.

## Consolidated profit and loss account

| | | Current period<br><br>$A'000 | Previous corresponding period<br>$A'000 |
|---|---|---|---|
| 1.1 | Revenues from ordinary activities | 991,171 | 946,547 |
| 1.2 | Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*) | (772,742) | (764,007) |
| 1.3 | Borrowing costs | (30,145) | (37,368) |
| 1.4 | Share of net profit (loss) of associates and joint venture entities (*see item 16.7*) | - | - |
| **1.5** | **Profit (loss) from ordinary activities before tax** | **188,284** | **145,172** |
| 1.6 | Income tax on ordinary activities *(see note 4)* | (60,175) | (52,636) |
| **1.7** | **Profit (loss) from ordinary activities after tax** | **128,109** | **92,536** |
| 1.8 | Profit (loss) from extraordinary items after tax (*see item 2.5*) | - | - |
| **1.9** | **Net profit (loss)** | **128,109** | **92,536** |
| 1.10 | Net profit (loss) attributable to outside +equity interests | - | - |
| **1.11** | **Net profit (loss) for the period attributable to members** | **128,109** | **92,536** |

## Consolidated retained profits

| | | | |
|---|---|---|---|
| 1.12 | Retained profits (accumulated losses) at the beginning of the financial period | 24,391 | 26,610 |
| 1.13 | Net profit (loss) attributable to members (*item 1.11*) | 128,109 | 92,536 |
| 1.14 | Net transfers to and from reserves | - | - |
| 1.15 | Net effect of changes in accounting policies | - | - |
| 1.16 | Dividends and other equity distributions paid or payable | (115,931) | (93,107) |
| **1.17** | **Retained profits (accumulated losses) at end of financial period** | **36,569** | **26,039** |

Comparative information has been reclassified to achieve consistency in disclosure with the current financial period where necessary.

## Profit restated to exclude amortisation of goodwill

| | | Current period<br><br>$A'000 | Previous corresponding period<br>$A'000 |
|---|---|---|---|
| 1.18 | Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill | 137,199 | 101,673 |
| 1.19 | Less (plus) outside +equity interests | - | - |
| 1.20 | **Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members** | 137,199 | 101,673 |

+ See chapter 19 for defined terms.

## Profit (loss) from ordinary activities attributable to members

| | | Current period $A'000 | Previous corresponding period $A'000 |
|---|---|---|---|
| 1.21 | Profit (loss) from ordinary activities after tax (*item 1.7*) | 128,109 | 92,536 |
| 1.22 | Less (plus) outside +equity interests | - | - |
| **1.23** | **Profit (loss) from ordinary activities after tax, attributable to members** | **128,109** | **92,536** |

## Revenue and expenses from ordinary activities

*AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.*

| | | Current period $A'000 | Previous corresponding period $A'000 |
|---|---|---|---|
| 1.24 | Details of revenue and expenses | | |
| | Revenues: | | |
| | Total operating revenues | 977,004 | 934,403 |
| | Other revenues: | | |
| | Interest received or due and receivable from other than related parties | 2,077 | 2,026 |
| | Gross proceeds from sale of non-current assets | 1,564 | 629 |
| | Other revenue items | 10,526 | 9,489 |
| | **Total revenue from ordinary activities** | **991,171** | **946,547** |
| | Expenses: | | |
| | Government taxes and levies | (308,456) | (291,698) |
| | Commissions and fees | (216,741) | (208,319) |
| | Employee costs | (114,979) | (124,476) |
| | Depreciation and amortisation | (54,875) | (58,643) |
| | Borrowing costs | (30,145) | (37,368) |
| | Other expenses from ordinary activities | (77,691) | (80,871) |
| | **Total expenses from ordinary activities** | **(802,887)** | **(801,375)** |

+ See chapter 19 for defined terms.

## Intangible and extraordinary items

| | | Consolidated - current period | | | |
|---|---|---|---|---|---|
| | | Before tax $A'000 (a) | Related tax $A'000 (b) | Related outside +equity interests $A'000 (c) | Amount (after tax) attributable to members $A'000 (d) |
| 2.1 | Amortisation of goodwill | 9,090 | - | | 9,090 |
| 2.2 | Amortisation of other intangibles | 2,408 | - | | 2,408 |
| **2.3** | **Total amortisation of intangibles** | **11,498** | **-** | **Nil** | **11,498** |
| 2.4 | Extraordinary items (details) | | | | |
| **2.5** | **Total extraordinary items** | **Nil** | **Nil** | **Nil** | **Nil** |

## Comparison of half year profits

*(Preliminary final report only)*

| | | Current year $A'000 | Previous year $A'000 |
|---|---|---|---|
| 3.1 | Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report) | | |
| 3.2 | Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year | | |

+ See chapter 19 for defined terms.

## Consolidated balance sheet

| | | At end of current period $A'000 | As shown in last annual report $A'000 | As in last half yearly report $A'000 |
|---|---|---|---|---|
| | **Current assets** | | | |
| 4.1 | Cash* | 127,273 | 123,534 | 122,382 |
| 4.2 | Receivables | 10,799 | 7,612 | 7,802 |
| 4.3 | Investments | - | - | - |
| 4.4 | Inventories | 4,694 | 4,968 | 4,757 |
| 4.5 | Other - Prepaid rental | 10,214 | 10,214 | 10,214 |
| | - Other | 8,071 | 7,086 | 8,848 |
| **4.6** | **Total current assets** | **161,051** | **153,414** | **154,003** |
| | **Non-current assets** | | | |
| 4.7 | Receivables | - | - | - |
| 4.8 | Investments (equity accounted) | - | - | - |
| 4.9 | Other investments | - | - | - |
| 4.10 | Inventories | - | - | - |
| 4.11 | Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*) | - | - | - |
| 4.12 | Development properties (*mining entities) | - | - | - |
| 4.13 | Other property, plant and equipment (net) | 825,287 | 850,258 | 869,723 |
| 4.14 | Intangibles - Licences (net) | 835,200 | 836,515 | 837,810 |
| | - Goodwill (net) | 320,756 | 329,846 | 338,606 |
| | - Rights to Management Agreement (net) | 200,922 | 202,014 | 203,106 |
| 4.15 | Other - Prepaid rental | 51,264 | 56,409 | 61,469 |
| | - Future Income Tax Benefit | 25,514 | 38,784 | 54,876 |
| | - Other | 40,290 | 34,735 | 37,928 |
| **4.16** | **Total non-current assets** | **2,299,233** | **2,348,561** | **2,403,518** |
| **4.17** | **Total assets** | **2,460,284** | **2,501,975** | **2,557,521** |
| | **Current liabilities** | | | |
| 4.18 | Payables | 107,691 | 105,025 | 108,090 |
| 4.19 | Interest bearing liabilities | 211,965 | 229,052 | 240,270 |
| 4.20 | Provisions | 160,853 | 146,652 | 145,460 |
| 4.21 | Other (provide details if material) | 675 | 446 | 540 |
| **4.22** | ***Total current liabilities*** | **481,184** | **481,175** | **494,360** |
| | **Non-current liabilities** | | | |
| 4.23 | Payables | 3,622 | 5,745 | 7,916 |
| 4.24 | Interest bearing liabilities | 647,000 | 710,000 | 750,133 |
| 4.25 | Provisions | 63,116 | 60,397 | 58,700 |
| 4.26 | Other (provide details if material) | 1,231 | 1,448 | 1,554 |
| **4.27** | **Total non-current liabilities** | **714,969** | **777,590** | **818,303** |
| **4.28** | **Total liabilities** | **1,196,153** | **1,258,765** | **1,312,663** |
| **4.29** | **Net assets** | **1,264,131** | **1,243,210** | **1,244,858** |
| | * Includes bank accepted bills. | 4,843 | 24,259 | 26,251 |

Comparative information has been reclassified to achieve consistency in disclosure with the current financial period where necessary.

+ See chapter 19 for defined terms.

## Consolidated balance sheet continued

| | | At end of current period $A'000 | As shown in last annual report $A'000 | As in last half yearly report $A'000 |
|---|---|---|---|---|
| | **Equity** | | | |
| 4.30 | Capital/contributed equity | 1,227,562 | 1,218,819 | 1,218,819 |
| 4.31 | Reserves | - | - | - |
| 4.32 | Retained profits (accumulated losses) | 36,569 | 24,391 | 26,039 |
| **4.33** | **Equity attributable to members of the parent entity** | **1,264,131** | **1,243,210** | **1,244,858** |
| 4.34 | Outside +equity interests in controlled entities | - | - | - |
| **4.35** | **Total equity** | **1,264,131** | **1,243,210** | **1,244,858** |
| | | | | |
| 4.36 | Preference capital included as part of 4.33 | - | - | - |

## Exploration and evaluation expenditure capitalised

*To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 5.1 | Opening balance | | |
| 5.2 | Expenditure incurred during current period | | |
| 5.3 | Expenditure written off during current period | | |
| 5.4 | Acquisitions, disposals, revaluation increments, etc. | | |
| 5.5 | Expenditure transferred to Development Properties | | |
| **5.6** | **Closing balance as shown in the consolidated balance sheet** (*item 4.11*) | N/A | N/A |

## Development properties

*(To be completed only by entities with mining interests if amounts are material)*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 6.1 | Opening balance | | |
| 6.2 | Expenditure incurred during current period | | |
| 6.3 | Expenditure transferred from exploration and evaluation | | |
| 6.4 | Expenditure written off during current period | | |
| 6.5 | Acquisitions, disposals, revaluation increments, etc. | | |
| 6.6 | Expenditure transferred to mine properties | | |
| **6.7** | **Closing balance as shown in the consolidated balance sheet** (*item 4.12*) | N/A | N/A |

+ See chapter 19 for defined terms.

# Consolidated statement of cash flows

| | | Current period $A'000 | Previous corresponding period $A'000 |
|---|---|---|---|
| | **Cash flows related to operating activities** | | |
| 7.1 | Receipts from customers | 995,176 | 910,191 |
| 7.2 | Payments to suppliers and employees | (399,108) | (396,093) |
| 7.3 | Dividends received from associates | - | - |
| 7.4 | Other dividends received | - | - |
| 7.5 | Interest and other items of similar nature received | 2,148 | 1,845 |
| 7.6 | Interest and other costs of finance paid | (32,917) | (35,421) |
| 7.7 | Income taxes paid | (54,171) | (94,311) |
| 7.8 | Other – payment of Government levies, betting taxes and GST | (309,499) | (266,307) |
| **7.9** | **Net operating cash flows** | **201,629** | **119,904** |
| | **Cash flows related to investing activities** | | |
| 7.10 | Payment for purchases of property, plant and equipment | (24,477) | (18,379) |
| 7.11 | Proceeds from sale of property, plant and equipment | 1,928 | 847 |
| 7.12 | Payment for purchases of equity investments | - | - |
| 7.13 | Proceeds from sale of equity investments | - | - |
| 7.14 | Loans to other entities | - | - |
| 7.15 | Loans repaid by other entities | - | - |
| 7.16 | Other | | |
| | - Loans pursuant to employee share plan | 1,683 | 4,168 |
| | - Other | 61 | 664 |
| **7.17** | **Net investing cash flows** | **(20,805)** | **(12,700)** |
| | **Cash flows related to financing activities** | | |
| 7.18 | Proceeds from issues of +securities (shares, options, etc.) | - | - |
| 7.19 | Proceeds from borrowings | 143,000 | 145,000 |
| 7.20 | Repayment of borrowings | (223,067) | (126,066) |
| 7.21 | Dividends paid | (97,018) | (89,219) |
| 7.22 | Other (provide details if material) | - | (4) |
| **7.23** | **Net financing cash flows** | **(177,085)** | **(70,289)** |
| 7.24 | **Net increase (decrease) in cash held** | 3,739 | 36,915 |
| 7.25 | Cash at beginning of period *(see Reconciliation of cash)* | 123,534 | 82,186 |
| 7.26 | Exchange rate adjustments to item 7.25. | - | - |
| **7.27** | **Cash at end of period** *(see Reconciliation of cash)* | **127,273** | **119,101** |

Comparative information has been reclassified to achieve consistency in disclosure with the current financial period where necessary.

+ See chapter 19 for defined terms.

## Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

| |
|---|
| N/A |

## Reconciliation of cash

| Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current period<br>$A'000 | Previous corresponding period<br>$A'000 |
|---|---|---|---|
| 8.1 | Cash on hand and at bank | 59,519 | 61,765 |
| 8.2 | Deposits at call | 62,911 | 34,366 |
| 8.3 | *Bank overdraft* | - | (3,281) |
| 8.4 | Other – bank accepted bills | 4,843 | 26,251 |
| **8.5** | **Total cash at end of period** *(item 7.27)* | **127,273** | **119,101** |

| Ratios | | Current period | Previous corresponding period |
|---|---|---|---|
| 9.1 | **Profit before tax / revenue**<br>Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*) | 19.0% | 15.3% |
| 9.2 | **Profit after tax / +equity interests**<br>Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*) | 10.1% | 7.4% |

| Earnings per security (EPS) | | | Current period | Previous corresponding period |
|---|---|---|---|---|
| 10.1 | Calculation of the following in accordance with *AASB 1027: Earnings per Share* | | | |
| | (a) | Basic EPS | 34.4 | 24.9 |
| | | Basic EPS (pre amortisation of goodwill) | 36.8 | 27.3 |
| | (b) | Diluted EPS | 34.1 | 24.7 |
| | (c) | Diluted EPS (pre amortisation of goodwill) | 36.5 | 27.1 |
| | (c) | Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS | 372,882,799 | 371,863,155 |

| NTA backing<br>*(see note 7)* | | Current period | Previous corresponding period |
|---|---|---|---|
| 11.1 | Net tangible asset backing per +ordinary security ($) | -0.25 | -0.36 |
| | Net tangible asset backing per +ordinary security including Licences and Rights to Management Agreement which the Company does not consider to be intangible assets ($) | 2.53 | 2.43 |

+ See chapter 19 for defined terms.

## Details of specific receipts/outlays, revenues/ expenses

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 12.1 | Interest revenue included in determining item 1.5 | 2,077 | 2,026 |
| 12.2 | Interest revenue included in item 12.1 but not yet received (if material) | 200 | 294 |
| 12.3 | Interest costs excluded from borrowing costs, capitalised in asset values | - | - |
| 12.4 | Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material) | - | - |
| 12.5 | Depreciation and amortisation (excluding amortisation of intangibles) | 43,377 | 47,091 |
| 12.6 | Other specific relevant items not shown in item 1.24 *(see note 15)* | - | - |

## Control gained over entities having material effect

| | | |
|---|---|---|
| 13.1 | Name of entity (or group of entities) | Nil |
| 13.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired | Nil |
| 13.3 | Date from which such profit has been calculated | |
| 13.4 | Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period | Nil |

## Loss of control of entities having material effect

| | | |
|---|---|---|
| 14.1 | Name of entity (or group of entities) | Nil |
| 14.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control | Nil |
| 14.3 | Date to which the profit (loss) in item 14.2 has been calculated | |
| 14.4 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period | Nil |
| 14.5 | Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control | Nil |

## Reports for industry and geographical segments

*Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.*

| |
|---|
| Refer attached |

+ See chapter 19 for defined terms.

## Dividends (in the case of a trust, distributions)

| | | |
|---|---|---|
| 15.1 | Date the dividend (distribution) is payable | Thursday, 28 March 2002 |
| 15.2 | +Record date to determine entitlements to the dividend (distribution) (i.e., on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved) | Friday, 8 March 2002 |
| 15.3 | If it is a final dividend, has it been declared? *(Preliminary final report only)* | N/A |

## Amount per security

| | | | Amount per security | Franked amount per security at 30% tax | Amount per security of foreign source dividend |
|---|---|---|---|---|---|
| **15.4** | *(Preliminary final report only)* **Final dividend:** | Current year | N/A | N/A | N/A |
| 15.5 | | Previous year | N/A | N/A | N/A |
| **15.6** | *(Half yearly and preliminary final reports)* **Interim dividend:** | Current year | 31.0 cents | 31.0 cents | N/A |
| | | | | Franked amount per security at 34% tax | |
| 15.7 | | Previous year | 25.0 cents | 25.0 cents | N/A |

## Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

| | | Current year | Previous year |
|---|---|---|---|
| 15.8 | +Ordinary securities | N/A | N/A |
| 15.9 | Preference +securities | N/A | N/A |

## Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 15.10 | +Ordinary securities | 115,931 | 93,107 |
| 15.11 | Preference +securities | - | - |
| 15.12 | Other equity instruments | - | - |
| **15.13** | **Total** | 115,931 | 93,107 |

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

| |
|---|
| Nil |

| | |
|---|---|
| The last date(s) for receipt of election notices for the +dividend or distribution plans | N/A |

Any other disclosures in relation to dividends (distributions)

| |
|---|
| Nil |

+ See chapter 19 for defined terms.

## Details of aggregate share of profits (losses) of associates and joint venture entities

| | | Current period<br><br>$A'000 | Previous corresponding period<br>- $A'000 |
|---|---|---|---|
| 16.1 | Profit (loss) from ordinary activities before income tax | | |
| 16.2 | Income tax on ordinary activities | | |
| **16.3** | **Profit (loss) from ordinary activities after income tax** | | |
| 16.4 | Extraordinary items net of tax | | |
| **16.5** | **Net profit (loss)** | | |
| 16.6 | Outside +equity interests | | |
| **16.7** | **Net profit (loss) attributable to members** | Nil | Nil |

## Material interests in entities which are not controlled entities

*The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").*

| *Name of entity* | Percentage of ownership interest held at end of period or date of disposal | | Contribution to net profit (loss) (*item 1.9*) | |
|---|---|---|---|---|
| **17.1 Equity accounted associates and joint venture entities** | Current period | Previous corresponding period | Current period - $A'000 | Previous corresponding period- $A'000 |
| | Nil | Nil | Nil | Nil |
| **17.2 Total** | | | **Nil** | **Nil** |
| 17.3 Other material interests | Nil | Nil | | |
| | | | | |
| **17.4 Total** | | | **Nil** | **Nil** |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current period

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | Category of +securities | Number Issued | Number quoted | Issue price per security (see note 14) (cents) | Amount paid up per security (see note 14) (cents) |
|---|---|---|---|---|---|
| **18.1** | **Preference +securities** *(description)* | **Nil** | **Nil** | **N/A** | **N/A** |
| 18.2 | Changes during current period<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buybacks, redemptions | Nil | Nil | N/A | N/A |
| **18.3** | **+Ordinary securities** | **373,249,834** | **373,249,834** | **N/A** | **N/A** |
| 18.4 | Changes during current period | | | | |
| | (a) Increases through issues | 43,500 | 43,500 | 902 | 902 |
| | | 818,000 | 818,000 | 902 | 902 |
| | | 104,500 | 104,500 | 930 | 930 |
| | (b) Decreases through returns of capital, buybacks | Nil | Nil | N/A | N/A |
| **18.5** | **+Convertible debt securities** *(description and conversion factor)* | **N/A** | **N/A** | **N/A** | **N/A** |
| 18.6 | Changes during current period | Nil | Nil | N/A | N/A |
| | (a) Increases through issues | Nil | Nil | N/A | N/A |
| | (b) Decreases through securities matured, converted | | | | |
| **18.7** | **Options** *(description and conversion factor)* | | | *Exercise price* | *Expiry date (if any)* |
| | | | | **N/A** | **N/A** |
| 18.8 | Issued during current period | Nil | Nil | N/A | N/A |
| 18.9 | Exercised during current period | Nil | Nil | N/A | N/A |
| 18.10 | Expired during current period | Nil | Nil | N/A | N/A |
| **18.11** | **Debentures** *(totals only)* | **Nil** | **Nil** | | |
| **18.12** | **Unsecured notes** *(totals only)* | **Nil** | **Nil** | | |

+ See chapter 19 for defined terms.

## Comments by directors

*Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.*

### Basis of accounts preparation

*If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*

Material factors affecting the revenues and expenses of the economic entity for the current period

Nil

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Nil

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The interim dividend in respect of the half year is fully franked at the 30% tax rate and it is anticipated that dividends for at least the next year will be fully or partly franked.

Changes in accounting policies since the last annual report are disclosed as follows.
*(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)*

Nil

+ See chapter 19 for defined terms.

## Additional disclosure for trusts

| | | |
|---|---|---|
| 19.1 | Number of units held by the management company or responsible entity or their related parties. | N/A |
| 19.2 | A statement of the fees and commissions payable to the management company or responsible entity.<br><br>Identify:<br>– initial service charges<br>– management fees<br>– other fees | Nil |

## Annual meeting

*(Preliminary final report only)*

The annual meeting will be held as follows:

| | |
|---|---|
| Place | N/A |
| Date | N/A |
| Time | N/A |
| Approximate date the +annual report will be available | N/A |

+ See chapter 19 for defined terms.

## Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

| Identify other standards used | Nil |
|---|---|

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

*(Tick one)*

| | | | |
|---|---|---|---|
| ☐ | The +accounts have been audited. | ✔ | The +accounts have been subject to review. |
| ☐ | The +accounts are in the process of being audited or subject to review. | ☐ | The +accounts have *not* yet been audited or reviewed. |

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: ............................................................ Date: 21 February 2002
(Company Secretary)

Print name: PETER CAILLARD

### Notes

1. **For announcement to the market** the percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view.** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

+ See chapter 19 for defined terms.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance.*

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (e.g., fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

**Format.** The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts*, and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

**Basis of revaluation.** If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows.** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (i.e., all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities.** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures.** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements.** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities.** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items.** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in AASB 1018.T. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

TABCORP HOLDINGS LIMITED

## REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

The consolidated entity has three main business segments:

- Wagering Totalizator and fixed odds betting on thoroughbred, harness, greyhounds and sporting and other events.
- Gaming Gaming machine operations in licenced clubs and hotels.
- Star City Star City Casino operations including a hotel, apartment complex, theatres, restaurants and bars.

| | Wagering | Gaming | Star City | Segment Total | Unallocated | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2001 Consolidated** | | | | | | | |
| Total operating revenues | 208,305 | 459,348 | 309,351 | 977,004 | - | | 977,004 |
| Other revenues from ordinary activities | 7,847 | 1,091 | 2,871 | 11,809 | 2,377 | (19) | 14,167 |
| Revenues from ordinary activities | 216,152 | 460,439 | 312,222 | 988,813 | 2,377 | (19) | 991,171 |
| Segment Result (pre amortisation of goodwill) | 33,602 | 118,145 | 78,648 | 230,395 | - | - | 230,395 |
| **Segment Result** | **33,552** | **118,145** | **69,608** | **221,305** | - | - | **221,305** |
| Unallocated interest revenue | | | | | 2,077 | | 2,077 |
| Unallocated other revenue | | | | | 300 | | 300 |
| Unallocated interest expense | | | | | (30,145) | | (30,145) |
| Unallocated expenses | | | | | (5,253) | | (5,253) |
| Result from ordinary activities before income tax expense | 33,552 | 118,145 | 69,608 | 221,305 | (33,021) | - | 188,284 |
| **2000 Consolidated** | | | | | | | |
| Total operating revenues | 199,431 | 433,453 | 301,519 | 934,403 | - | | 934,403 |
| Other revenues from ordinary activities | 5,766 | 1,190 | 3,163 | 10,119 | 2,129 | (104) | 12,144 |
| Revenues from ordinary activities | 205,197 | 434,643 | 304,682 | 944,522 | 2,129 | (104) | 946,547 |
| Segment Result (pre amortisation of goodwill) | 30,909 | 114,658 | 49,242 | 194,809 | - | - | 194,809 |
| **Segment Result** | **30,860** | **114,658** | **40,154** | **185,672** | - | - | **185,672** |
| Unallocated interest revenue | | | | | 2,026 | | 2,026 |
| Unallocated other revenue | | | | | 103 | | 103 |
| Unallocated interest expense | | | | | (37,368) | | (37,368) |
| Unallocated expenses | | | | | (5,261) | | (5,261) |
| Result from ordinary activities before income tax expense | 30,860 | 114,658 | 40,154 | 185,672 | (40,500) | - | 145,172 |

For comparison with previous years' announcements in which segment's profit before interest and tax (PBIT) have been stated on a full income and expense allocation basis excluding goodwill amortisation, the following segment result is disclosed:

| | Wagering | Gaming | Star City | Segment Total | Goodwill Amortisation | Consolidated |
|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2001 Consolidated** | | | | | | |
| Segment Result | 32,309 | 115,215 | 77,918 | 225,442 | (9,090) | 216,352 |
| **2000 Consolidated** | | | | | | |
| Segment Result | 29,529 | 111,537 | 48,584 | 189,650 | (9,137) | 180,513 |

TABCORP



# FINANCIAL STATEMENTS

## FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

# TABCORP Holdings Limited
# A.C.N. 063 780 709
# Half-year Report
# 31 December 2001

# Company directory

## Directors

M.B. Robinson
Chairman

I.R. Wilson
Managing Director & Chief Executive Officer

A.G. Hodgson
Deputy Chairman

P.G. Satre

D.J. Simpson

P.H. Wade

R.F.E. Warburton

W.V. Wilson

## Company secretary

P.H. Caillard

## Registered office

5 Bowen Crescent
Melbourne VIC 3004
Telephone: 03 9868 2100

## Share register

ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne VIC 3000

## Auditors

Arthur Andersen

## Solicitors

Allens Arthur Robinson

## Stock exchange listings

TABCORP Holdings Limited shares are quoted on the Australian Stock Exchange.

## Annual Report

Copies of the Annual Report are available from the Company's website – www.tabcorp.com.au

The Board of Directors of TABCORP Holdings Limited has pleasure in submitting its report in respect of the financial half-year ended 31 December 2001.

**Directors**

The following persons were Directors of TABCORP Holdings Limited during the whole of the half-year and up to the date of this report:

| Names | Qualifications, experience and special responsibilities |
|---|---|
| M.B. Robinson (Chairman) | Michael Robinson became the Co-Chairman of the law firm, Allens Arthur Robinson upon its formation in July 2001. He was the Senior Partner of Arthur Robinson & Hedderwicks 1996-2001 and was its Managing Partner from 1980 to 1988. Michael is Chairman of the Bionic Ear Institute and he is a Director of Gandel Management Limited, Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is a member of the TABCORP Audit, Remuneration and Compliance Committees. |
| I.R. Wilson (Managing Director & Chief Executive Officer) | Ross Wilson was Managing Director and Chief Executive Officer of Southcorp Holdings Limited (formerly SA Brewing Holdings Limited) from August 1987 until taking up the position as Managing Director and Chief Executive Officer of TABCORP in 1994. He is a Director of the Australian Gaming Council Ltd, a member of the Business Council of Australia and a member of the Council of Swinburne University of Technology. Mr Wilson is a member of the TABCORP Audit, Remuneration, Compliance Committees. |
| A.G. Hodgson (Deputy Chairman) | Tony Hodgson was the co-founder and was formerly Senior Partner of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of the TABCORP Audit Committee and Chairman of RMG Limited. Mr Hodgson is a Director of HSBC Bank Australia Limited (as well as Chairman of its Audit Committee), Vice-Chairman of the Committee of the Moonee Valley Racing Club and Chairman of the Advisory Board to the Victorian Rugby Union. |
| P.G. Satre | Phil Satre has been Chairman of Harrah's Entertainment, Inc. ("Harrah's") since January 1997, Chief Executive Officer of Harrah's since April 1994 and President from April 1991 to April 2001. Mr Satre joined Harrah's in 1980 as Vice-President, General Counsel and Secretary. Mr Satre is a Director of the National Centre for Responsible Gaming, the Nevada Resort Association and the American Gaming Association. He is Chairman of JCC Holding Company and is a Director of JDN Realty Company. |

| | |
|---|---|
| D.J. Simpson | David Simpson was Executive General Manager – Finance of Southcorp Holdings Limited from 1988 until taking up the position of Executive General Manager – Finance of TABCORP in March 1995. He has over 33 years experience in accounting and finance. |
| P.H. Wade | Peter Wade was Managing Director of North Broken Hill Peko Limited until his retirement in 1993. He is Chairman of CSL Limited. Mr Wade is Chairman of the TABCORP Remuneration Committee and the TABCORP Staff Superannuation Fund. He is also a member of the TABCORP Audit Committee. |
| R.F.E. Warburton | Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of David Jones Limited, Caltex Australia Limited, AurionGold Limited, HSC Ltd and the Board of Taxation. Mr Warburton is also a Director of the Reserve Bank of Australia, Southcorp Limited and Nufarm Limited. He is a member of the TABCORP Remuneration Committee. |
| W.V. Wilson | Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978. In 1980 Mr Wilson became the Executive Director responsible for all betting and lottery activity. He retired from the Club in January 1994. Mr Wilson is a Board Member of the South Australian Forestry Corporation. He is Chairman of the TABCORP Compliance Committee. |

### Results

The consolidated profit after tax of the economic entity for the half-year was $128.1 million, being 38.4% above the corresponding period in the previous year.

Operating revenue increased by 4.6% to $977.0 million. Profit before interest and tax (PBIT) after goodwill amortisation was $216.3 million, an increase of 19.9% above the previous corresponding period.

The economic entity has continued to generate strong cash flows and the Directors have declared a fully franked dividend of 31.0 cents per share to be paid on 28 March 2002 – an increase of 24% over the dividend of 25.0 cents paid for the corresponding period last year. TABCORP has continued with a program of debt paydown with a reduction in interest bearing liabilities of $80.1 million in the past six months, in turn reducing interest expense.

### Review of Operations

### Star City

Star City generated operating revenue of $309.4 million being 2.6% above the previous corresponding period. The decision to exit international rebate play in conjunction with a significant reduction in expenses resulted in a 60.4% increase in PBIT before amortisation of goodwill to $77.9 million for the six months ending 31 December 2001. If the impact of international rebate play is disregarded, PBIT before goodwill amortisation increased by 30.6% above the previous corresponding period.

### Wagering

The Wagering business generated operating revenue of $208.3 million being 4.4% above the previous corresponding period. This revenue growth, combined with containment of operating expenses, resulted in PBIT before goodwill amortisation of $32.3 million being an increase of 9.4% over the previous corresponding period.

An excellent Spring Racing Carnival contributed to this result with turnover increasing by 4.2% over the six week period, including a 2.8% increase to $54.8 million on Melbourne Cup Day alone. TABCORP was pleased with the growth achieved by its non traditional wagering products such as sportsbetting and the simulated racing game "Trackside".

### Gaming

The Gaming business generated operating revenue of $459.3 million being 6.0% above the previous corresponding period. Although operating expenses were below last year, the increase in the electronic gaming machine levy restricted PBIT to $115.2 million which was 3.3% above the previous corresponding period.

During the period, TABCORP supported important responsible gaming initiatives such as the Australian Gaming Council Responsible Gaming Codes and the William Angliss Responsible Service of Gaming training program.

## Rounding of amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the consolidated financial statements and the Directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of directors.

**M.B. Robinson**
*Director*

**I.R. Wilson**
*Director*

Melbourne
21 February 2002

| | Note | Consolidated December 2001 $'000 | Consolidated December 2000 $'000 |
|---|---|---|---|
| Total operating revenues | | **977,004** | 934,403 |
| Other revenues from ordinary activities | | **14,167** | 12,144 |
| **Revenues from ordinary activities** | | **991,171** | 946,547 |
| Government taxes and levies | | **(308,456)** | (291,698) |
| Commissions and fees | | **(216,741)** | (208,319) |
| Employee costs | | **(114,979)** | (124,476) |
| Depreciation and amortisation | | **(54,875)** | (58,643) |
| Borrowing costs | | **(30,145)** | (37,368) |
| Other expenses from ordinary activities | | **(77,691)** | (80,871) |
| **Profit from ordinary activities before income tax expense** | 2 | **188,284** | 145,172 |
| Income tax expense relating to ordinary activities | | **(60,175)** | (52,636) |
| **Net profit attributable to members of the parent entity** | | **128,109** | 92,536 |
| **Basic earnings per share (cents per share)** | | **34.4** | 24.9 |
| **Diluted earnings per share (cents per share)** | | **34.1** | 24.7 |
| Basic earnings per share (cents per share) (pre amortisation of goodwill) | 7 | **36.8** | 27.3 |
| Diluted earnings per share (cents per share) (pre amortisation of goodwill) | 7 | **36.5** | 27.1 |

The accompanying notes form an integral part of this statement of financial performance.

| | | Consolidated | | |
|---|---|---|---|---|
| | | December 2001 | June 2001 | December 2000 |
| | Note | $'000 | $'000 | $'000 |
| **Current Assets** | | | | |
| Cash assets | | 127,273 | 123,534 | 122,382 |
| Receivables | | 10,799 | 7,612 | 7,802 |
| Inventories | | 4,694 | 4,968 | 4,757 |
| Other | | 18,285 | 17,300 | 19,062 |
| Total current assets | | 161,051 | 153,414 | 154,003 |
| **Non-Current Assets** | | | | |
| Property, plant and equipment | | 825,287 | 850,258 | 869,723 |
| Intangible assets - licences | | 835,200 | 836,515 | 837,810 |
| Intangible assets - other | | 521,678 | 531,860 | 541,712 |
| Deferred tax assets | | 25,514 | 38,784 | 54,876 |
| Other | | 91,554 | 91,144 | 99,397 |
| Total non-current assets | | 2,299,233 | 2,348,561 | 2,403,518 |
| TOTAL ASSETS | | 2,460,284 | 2,501,975 | 2,557,521 |
| **Current Liabilities** | | | | |
| Payables | | 107,691 | 105,025 | 108,090 |
| Interest bearing liabilities | | 211,965 | 229,052 | 240,270 |
| Current tax liabilities | | 20,096 | 24,854 | 26,551 |
| Provisions | | 140,757 | 121,798 | 118,909 |
| Other | | 675 | 446 | 540 |
| Total current liabilities | | 481,184 | 481,175 | 494,360 |
| **Non-Current Liabilities** | | | | |
| Payables | | 3,622 | 5,745 | 7,916 |
| Interest bearing liabilities | | 647,000 | 710,000 | 750,133 |
| Deferred tax liabilities | | 54,597 | 52,408 | 48,251 |
| Provisions | | 8,519 | 7,989 | 10,449 |
| Other | | 1,231 | 1,448 | 1,554 |
| Total non-current liabilities | | 714,969 | 777,590 | 818,303 |
| TOTAL LIABILITIES | | 1,196,153 | 1,258,765 | 1,312,663 |
| NET ASSETS | | 1,264,131 | 1,243,210 | 1,244,858 |
| **Equity** | | | | |
| Contributed Equity | | 1,227,562 | 1,218,819 | 1,218,819 |
| Retained profits | 3 | 36,569 | 24,391 | 26,039 |
| *TOTAL EQUITY* | | 1,264,131 | 1,243,210 | 1,244,858 |

The accompanying notes form an integral part of this statement of financial position.

| | Note | Consolidated December 2001 $'000 | Consolidated December 2000 $'000 |
|---|---|---|---|
| **Cash Flows from Operating Activities** | | | |
| Net cash receipts in the course of operations | | **995,176** | 910,191 |
| Payments to suppliers, service providers and employees | | **(399,108)** | (396,093) |
| Payment of Government levies, betting taxes and GST | | **(309,499)** | (266,307) |
| Interest received | | **2,148** | 1,845 |
| Interest and other costs of finance paid | | **(32,917)** | (35,421) |
| Income tax paid | | **(54,171)** | (94,311) |
| *Net operating cash flows* | | **201,629** | 119,904 |
| ***Cash Flows from Investing Activities*** | | | |
| Loans pursuant to employee share plan | | **1,683** | 4,168 |
| Payment for property, plant and equipment | | **(24,477)** | (18,379) |
| Proceeds from sale of plant and equipment | | **1,928** | 847 |
| Other | | **61** | 664 |
| *Net investing cash flows* | | **(20,805)** | (12,700) |
| ***Cash Flows from Financing Activities*** | | | |
| Proceeds from borrowings | | **143,000** | 145,000 |
| Repayment of borrowings | | **(223,067)** | (126,066) |
| Dividends paid | | **(97,018)** | (89,219) |
| Other | | **-** | (4) |
| *Net financing cash flows* | | **(177,085)** | (70,289) |
| Net increase/(decrease) in cash held | | **3,739** | 36,915 |
| Cash at the beginning of the financial period | | **123,534** | 82,186 |
| Cash at the end of the financial period | 5 | **127,273** | 119,101 |

The accompanying notes form an integral part of this statement of cash flows.

**Note 1 Basis of preparation**

These general purpose consolidated financial statements have been prepared for the half-year ended 31 December 2001 in accordance with the requirements of the Corporations Act (2001), Australian Accounting Standard AASB1029 - "Interim Financial Reporting" and Urgent Issues Group Consensus Views. It is recommended that this report should be read in conjunction with the 30 June 2001 Annual Report and any public announcements made by TABCORP Holdings Limited and its controlled entities during the half-year in accordance with the continuous disclosure obligations of the Corporations Act (2001) and Australian Stock Exchange Listing Rules. The notes to the financial statements do not include all information normally contained within the notes to an annual financial report.

The accounting policies used are consistent with those applied in the 30 June 2001 Annual Report. This financial report has been prepared in accordance with the historical cost convention and do not take account of changes in either the general purchasing power of the dollar or in the prices of specific assets.

Certain comparatives have been reclassified to achieve consistency in disclosure with current financial period amounts and other disclosures.

| | Consolidated | |
|---|---|---|
| | December 2001 $'000 | December 2000 $'000 |
| **Note 2 Profit from ordinary activities** | | |
| Profit from ordinary activities has been determined after crediting the following revenues: | | |
| Total operating revenues | 977,004 | 934,403 |
| Other revenues: | | |
| Interest received or due and receivable | 2,077 | 2,026 |
| Gross proceeds from sale of non-current assets (a) | 1,564 | 629 |
| Other revenue items | 10,526 | 9,489 |
| Total other revenues | 14,167 | 12,144 |
| Total revenues from ordinary activities | 991,171 | 946,547 |
| (a) Profit/(Loss) on sale of non-current assets | 361 | (117) |
| Profit from ordinary activities has been determined after charging the following expenses: | | |
| Amortisation of goodwill | 9,090 | 9,137 |
| **Note 3 Retained Profits** | | |
| Retained profits at the beginning of the financial period | 24,391 | 26,610 |
| Net profit attributable to members of the parent entity | 128,109 | 92,536 |
| Dividends provided for or paid | (115,931) | (93,107) |
| Retained profits at the end of the financial period | 36,569 | 26,039 |

## Note 4 Segment Information

The consolidated entity has three main business segments:

- Wagering — Totalizator and fixed odds betting on thoroughbred, harness, greyhounds and sporting and other events.
- Gaming — Gaming machine operations in licenced clubs and hotels.
- Star City — Star City Casino operations including a hotel, apartment complex, theatres, restaurants and bars.

| | Wagering | Gaming | Star City | Segment Total | Unallocated | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2001 Consolidated** | | | | | | | |
| Total operating revenues | 208,305 | 459,348 | 309,351 | 977,004 | - | | 977,004 |
| Other revenues from ordinary activities | 7,847 | 1,091 | 2,871 | 11,809 | 2,377 | (19) | 14,167 |
| Revenues from ordinary activities | 216,152 | 460,439 | 312,222 | 988,813 | 2,377 | (19) | 991,171 |
| Segment Result (pre amortisation of goodwill) | 33,602 | 118,145 | 78,648 | 230,395 | - | - | 230,395 |
| **Segment Result** | **33,552** | **118,145** | **69,608** | **221,305** | **-** | **-** | **221,305** |
| Unallocated interest revenue | | | | | 2,077 | | 2,077 |
| Unallocated other revenue | | | | | 300 | | 300 |
| Unallocated interest expense | | | | | (30,145) | | (30,145) |
| Unallocated expenses | | | | | (5,253) | | (5,253) |
| Result from ordinary activities before income tax expense | 33,552 | 118,145 | 69,608 | 221,305 | (33,021) | - | 188,284 |
| **2000 Consolidated** | | | | | | | |
| Total operating revenues | 199,431 | 433,453 | 301,519 | 934,403 | - | | 934,403 |
| Other revenues from ordinary activities | 5,766 | 1,190 | 3,163 | 10,119 | 2,129 | (104) | 12,144 |
| Revenues from ordinary activities | 205,197 | 434,643 | 304,682 | 944,522 | 2,129 | (104) | 946,547 |
| Segment Result (pre amortisation of goodwill) | 30,909 | 114,658 | 49,242 | 194,809 | - | - | 194,809 |
| **Segment Result** | **30,860** | **114,658** | **40,154** | **185,672** | **-** | **-** | **185,672** |
| Unallocated interest revenue | | | | | 2,026 | | 2,026 |
| Unallocated other revenue | | | | | 103 | | 103 |
| Unallocated interest expense | | | | | (37,368) | | (37,368) |
| Unallocated expenses | | | | | (5,261) | | (5,261) |
| Result from ordinary activities before income tax expense | 30,860 | 114,658 | 40,154 | 185,672 | (40,500) | - | 145,172 |

For comparison with previous years' announcements in which segment's profit before interest and tax (PBIT) have been stated on a full income and expense allocation basis excluding goodwill amortisation, the following segment result is disclosed:

| | Wagering | Gaming | Star City | Segment Total | Goodwill Amortisation | Consolidated |
|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2001 Consolidated** | | | | | | |
| Segment Result | 32,309 | 115,215 | 77,918 | 225,442 | (9,090) | 216,352 |
| **2000 Consolidated** | | | | | | |
| Segment Result | 29,529 | 111,537 | 48,584 | 189,650 | (9,137) | 180,513 |

## Note 5 Notes to the Statement of Cash Flows - Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, deposits at call and bank accepted bills, net of outstanding bank overdrafts.

Cash at the end of the period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:

| | Consolidated | |
|---|---|---|
| | December 2001 $'000 | December 2000 $'000 |
| Cash | **127,273** | 122,382 |
| Bank Overdraft | **-** | (3,281) |
| | **127,273** | 119,101 |

## Note 6 Contingent Liabilities

There have been no changes in the contingent liabilities of the economic entity since the last annual reporting date.

## Note 7 Earnings per share

| | Consolidated | |
|---|---|---|
| | December 2001 $'000 | December 2000 $'000 |
| Basic and diluted earnings per share (pre amortisation of goodwill) are calculated based on: | | |
| Profit from ordinary activities after related income tax expense | **128,109** | 92,536 |
| Add Goodwill amortisation | **9,090** | 9,137 |
| | **137,199** | 101,673 |

The directors declare that:

(a) the financial statements and associated notes comply with the accounting standards;

(b) the financial statements and notes give a true and fair view of the financial position as at 31 December 2001 and performance of the economic entity for the half year then ended; and

(c) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and the companies and the parent entity who are party to the deed of cross guarantee, will as an economic entity be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deeds of Cross Guarantee dated 8 June 1995 and 4 June 2001.

This declaration has been made in accordance with a resolution of directors.

**M.B. ROBINSON**
*Director*

**I.R. WILSON**
*Director*

Melbourne
21 February 2002

<u>Independent Review Report</u>

To the Members of TABCORP Holdings Limited:

**Scope**

We have reviewed the financial report of TABCORP Holdings Limited for the half-year ended 31 December 2001 as set out on pages 6 to 12. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB1029 "Interim Financial Reporting", other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of the company's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

**Statement**

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of TABCORP Holdings Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

Arthur Andersen

ARTHUR ANDERSEN
Chartered Accountants

Mary Waldron

Partner
Melbourne
21 February 2002

TABCORP



ABN 66 063 780 709

# MEDIA RELEASE

# TABCORP HOLDINGS LIMITED

# HALF YEAR RESULTS

21 FEBRUARY 2002

TABCORP

# TABCORP RESULTS

## FOR THE SIX MONTHS TO 31 DECEMBER 2001

## KEY FEATURES

- PROFIT AFTER TAX – UP 38.4% TO $128.1 MILLION
- INTERIM DIVIDEND 31.0 CENTS PER SHARE FULLY FRANKED – UP 24% ON PREVIOUS INTERIM DIVIDEND OF 25.0 CENTS PER SHARE
- EARNINGS PER SHARE 34.4 CENTS – UP 38.1%
- NET OPERATING REVENUE $977.0 MILLION – UP 4.6%
- PROFIT BEFORE INTEREST AND TAXATION (PBIT) UP 19.9% TO $216.3 MILLION
- WAGERING PBIT $32.3 MILLION – UP 9.4%
- GAMING PBIT $115.2 MILLION – UP 3.3%
- STAR CITY PBIT $77.9 MILLION – UP 60.4%
- STAR CITY POTENTIAL BEING REALISED
- MAINTAINED STRONG CASH FLOW WITH NET DEBT REDUCED BY $83.8 MILLION SINCE 30 JUNE 2001
- ANNUALISED RETURN ON AVERAGE SHAREHOLDERS' EQUITY INCREASED FROM 14.8% TO 20.3%
- VOLATILITY OF EARNINGS SIGNIFICANTLY REDUCED
- TAXES ON GAMBLING PAID BY TABCORP BUSINESSES $389.5 MILLION – UP 6.2%
- INCOME GENERATED FOR THE VICTORIAN RACING INDUSTRY $127.7 MILLION – UP 3.7%
- LAUNCH OF TABCORP RESPONSIBLE GAMBLING CODE

## ACQUISITION OF STAR CITY PAYS DIVIDENDS FOR TABCORP

TABCORP Holdings Limited has reported a 38.4% increase in profit after tax to $128.1 million for the six months ended 31 December 2001, buoyed by a much improved result from Star City. Strong performances from the wagering and gaming divisions also contributed to the record profit.

During the period, the company's net operating revenue grew by 4.6% to $977.0 million with all divisions recording increases on the previous corresponding six months.

Profit before interest and taxation (PBIT) was $216.3 million, 19.9% ahead of the previous corresponding period. The company continued to generate strong cashflows enabling an $83.8 million reduction in net debt. This translated to a reduction in net interest expense which along with the decrease in corporate taxation rate from 34% to 30% contributed to the improved after tax profit.

Earnings per share increased by 38.1% on the previous corresponding period to 34.4 cents.

TABCORP's Chairman, Michael Robinson, said the directors were pleased with the result and have declared an interim dividend of 31 cents per share, up from 25 cents for the previous corresponding period. This substantial increase reflects the Board's confidence in the strength of the company. The dividend will be fully franked and payable on 28 March 2002 to shareholders registered on the books at 8 March 2002.

Mr Robinson said he had received confirmation from the Victorian Government that at the next sitting of Parliament, they intend to introduce amending legislation to increase the individual shareholding restriction from 5% to 10% of TABCORP's issued capital. For this change to be effective, it requires the approval of the New South Wales Minister for Gaming and Racing. The amending legislation also contains a proposal to remove the restrictions on foreign ownership of TABCORP shares.

"When we raised these matters at the company's Annual General Meeting last year, I explained to shareholders that the lifting of these restrictions would enable institutional shareholders to increase their investment in TABCORP and would reinstate TABCORP to a full weighting of the Morgan Stanley Capital Index, a benchmark index used by fund managers around the world. I thank the Bracks Government for their appreciation of the importance of this issue to TABCORP and its shareholders," Mr Robinson continued.

During the half year, TABCORP businesses paid out a total of $389.5 million in taxes on gambling. In addition, the Victorian racing industry received $127.7 million

from TABCORP businesses enabling the industry to maintain the superiority of its racing product. "There is no doubt TABCORP remains a major contributor to the communities in which it operates. As well as gambling taxes and support for the Victorian racing industry, TABCORP provides assistance to vital projects including sponsorship of Surf Lifesaving in Victoria. This is in addition to the employment and entertainment opportunities provided by the company in both New South Wales and Victoria", noted Mr Robinson.

Ross Wilson, TABCORP's managing director and chief executive officer, said he was very happy with the result, especially the improvement in Star City's performance. "The benefits of diversification are evident, with Star City now contributing 36% of the company's profit."

"Both the wagering and gaming divisions continued to perform well. All divisions benefited from our ongoing strategies to introduce new products, improve distribution, enhance customer service, and achieve greater efficiencies."

"The decision to suspend international rebate play at Star City has significantly reduced the volatility of the company's profits without limiting its growth potential."

"It is extremely rewarding to see the results of the strategies we have implemented in recent years translating to the bottom line with our annualised return on average shareholders' equity increasing from 14.8% to 20.3%."

"The strong performance of the company has enabled us to continue with our program of debt paydown with net debt declining by $83.8 million since 30 June 2001. This takes us to a net debt to equity ratio of 57.9% and interest cover of 7.7 times, placing the company in a sound financial position."

Mr Wilson continued, "I am equally proud of the progress we have made in the area of responsible gambling. We believe that problem gambling should be approached on two fronts, firstly by providing information to enable customers to make an informed choice and secondly, where possible, by identifying those people whose behaviour may suggest that they have a problem and directing them to professional help."

Encompassing these philosophies, both TABCORP and the Australian Gaming Council, of which TABCORP is a founding member, released their own complementary Responsible Gambling Codes in October 2001. The company worked in conjunction with William Angliss to develop their Responsible Service of Gaming training program. Star City has also introduced its own on-line Responsible Service of Gaming training program which will be undertaken by all staff.

**Star City**

Star City achieved a 2.6% increase in net operating revenue to $309.4 million for the six month period.

Table games achieved a 4.6% increase in revenue on the previous corresponding period driven by a much improved performance in the private gaming room. Electronic gaming machine revenue increased by 3.3% as popular new games were introduced. Together, these resulted in a 4.3% increase in gaming revenues.

Non gaming revenue decreased by 7.0%, principally due to the high room rates achieved by both the hotel and apartments during the Olympics in the prior corresponding period. However, Star City was able to increase both its occupancy levels and share of the 5 Star Sydney CBD accommodation market, despite the impacts of the collapse of Ansett and the September events in the US. Theatres enjoyed a very good half with more than 234,000 patrons attending performances, most notably The Wizard of Oz and Singin' in the Rain.

During the period, Star City's focus on improved service levels and increased efficiencies delivered a 10% reduction in net operating expenditure.

After taking into account the losses in the previous corresponding period from the now suspended international rebate play, together with the reduction in expenses, Star City achieved a 60.4% increase in profit before interest and taxation to $77.9 million.

If the impact of international rebate play on the previous corresponding period is disregarded, PBIT increased by 30.6%. "This is most encouraging, especially following last financial year's increase of 31.8% from operations excluding international rebate play," Mr Wilson said.

Star City's capital expenditure program continues to focus on improving the offer to customers, particularly in the food and beverage area. The former Lifesavers restaurant underwent a substantial refurbishment, reopening as Fortunes buffet in November, with a very strong customer response. In December, the former Spinners Bar was transformed into GLO, a sophisticated lounge where customers can relax overlooking the main gaming floor. The recent refurbishment of the Garden Buffet is also proving popular with customers.

## Wagering

The wagering division recorded a 4.4% increase in net operating revenue to $208.3 million. This revenue growth, combined with a continued focus on controlling operating expenses, yielded an increase of 9.4% in profit before interest and taxation to $32.3 million.

Racing revenue increased by 2.8%, supported by another record Spring Carnival and an increase in the number of meetings covered, including more New Zealand and country meetings.

The wagering division's core racing products continued to be enhanced through improved distribution, with the expansion of new concept retail TAB outlets, the installation of self-service wagering terminals at the key TAB branches and further expansion of the PubTAB network utilizing self-service kiosks.

Telephone betting also grew with the increased acceptance of touch-tone betting and the internet betting service, which will be further enhanced with the expansion of the speech recognition system during the year.

The division continues to introduce new products to compliment our traditional racing product and leverage off the existing distribution network. From a small base, these products are generating strong growth. Sportsbetting achieved a 56.4% increase in revenue with strong growth in all major sports and we benefited from having the Sportsbet product available in all retail outlets.

Trackside turnover more than doubled the previous corresponding period, as the product's availability increased from 53 to 114 outlets during the period. Its success in Denmark is most encouraging and further international expansion is planned.

**Gaming**

The gaming division achieved a 6.0% increase in net operating revenue over the previous corresponding period to $459.3 million.

The overall performance of the gaming division was very pleasing with the growth in revenue, along with cost containment, more than offsetting the additional $6.1 million in government levy. This enabled the gaming division to post a 3.3% increase in profit before interest and taxation to $115.2 million.

The division continues to improve its network performance through working with its venue operators toward improving venue facilities and ambience, as well as placing a strong emphasis on improving customer service levels.

Additionally, the network continued its ongoing process of upgrading its network with the latest new games and machines, introducing over 900 new games and upgrading several hundred of its gaming machines to the latest technology. Further extension of the Wildcash jackpot network contributed to revenue growth as did the ongoing venue refurbishment program, with 13 venues refurbished during the half year and the opening of two new venues.

The Tabaret Community Assistance Program continued throughout the period and involved TABCORP working with Tabaret venue operators to raise funds or conduct activities of benefit to their local communities. These have ranged from providing training to the long term unemployed, purchase of essential medical equipment for rescue services and providing transport for vision impaired people.

## Conclusion

Mr Wilson commented, "This has been a good start to the financial year, and I am most encouraged this has carried through into the second half. It is particularly gratifying to see that the strategies we've put in place over the past year and the enormous enthusiasm and commitment which has gone into their implementation have yielded such positive outcomes."

ENDS

---

For more information, please contact:

Ross Wilson
Managing Director & Chief Executive Officer
TABCORP
(03) 9868 2350

Tricia Wunsch
General Manager – Corporate Affairs
TABCORP
(03) 9868 2595

www.tabcorp.com.au

# SUMMARY RESULTS

## Half Year Ended 31 December 2001

| | 6 months 31 Dec 00 $m | 6 months 31 Dec 01 $m | Change % |
|---|---|---|---|
| NET OPERATING REVENUE | | | |
| Wagering | 199.4 | 208.3 | 4.4 |
| Gaming | 433.5 | 459.3 | 6.0 |
| Star City | 301.5 | 309.4 | 2.6 |
| | 934.4 | 977.0 | 4.6 |
| PBIT* | | | |
| Wagering | 29.5 | 32.3 | 9.4 |
| Gaming | 111.5 | 115.2 | 3.3 |
| Star City | 48.6 | 77.9 | 60.4 |
| Goodwill Amortisation | (9.1) | (9.1) | - |
| | 180.5 | 216.3 | 19.9 |

*PBIT based on full expense / revenue allocation

| | | | |
|---|---|---|---|
| PROFIT AFTER TAX | $92.5 m | $128.1 m | 38.4 |
| EPS | 24.9 cents | 34.4 cents | 38.1 |
| INTERIM DIVIDEND PER SHARE (fully franked) | 25.0 cents | 31.0 cents | 24.0 |

TABCORP



ABN 66 063 780 709

21 February 2002

**MEDIA RELEASE**

# ROSS WILSON TO STEP DOWN AS TABCORP CEO

After eight years as managing director and chief executive officer of TABCORP Holdings Limited, Ross Wilson has announced that he will leave the company at the end of August 2002.

Mr Wilson informed the TABCORP Board he would not be renewing his contract which expires on 30 June 2002. He has agreed to stay on until after the company's full year results announcement.

TABCORP chairman, Michael Robinson, said "Ross Wilson joined TABCORP in 1994 at the time of the company's formation and public listing. From this time he has overseen the cultural and physical changes which have transformed the former Victorian government owned TAB into one of Australia's top 50 public companies and a leader in the Australian leisure and entertainment industry."

"These changes have included diversification into the Sydney casino market with the successful acquisition of Star City, generating growth from what was regarded as a mature wagering business and making the responsible service of gambling a priority within the company."

Mr Robinson noted that while TABCORP shareholders have been significant beneficiaries throughout the period, enjoying uninterrupted earnings and dividend growth, more than one million Victorians every year are able to enjoy improved leisure facilities resulting from more customer friendly TAB and gaming venues.

"There have been an enormous number of achievements under Ross' leadership. He has however, been outstanding in establishing an incredibly efficient, well managed company by attracting and developing highly motivated, dedicated staff."

"On behalf of my fellow directors, I would like to thank Ross and extend to him our warmest wishes for his future," Mr Robinson added.

Commenting on his decision, Mr Wilson said it was the right time for a change. "The company is in good shape financially and well positioned for the future. I'm very

proud of what we've been able to achieve - for shareholders, our business partners, our employees and the community."

"My time at TABCORP has been both challenging and immensely satisfying. I've been supported by a great Board and have worked with a first class team of executives and employees, all of whom I would like to thank."

ENDS

For more information, please contact:


Ross Wilson
Managing Director & Chief Executive Officer
TABCORP
(03) 9868 2350

Michael Robinson
Chairman
TABCORP
(03) 9613 8843

BACKGROUND

- Ross Wilson joined TABCORP in June 1994

- Revenues have increased from $622.1m for the proforma **full** 1994/95 financial year to $977m in the **first half** of the 2001/02 year. (NB This is not a seasonal business)

- Profit after taxation has increased from $68.5m for the proforma **full** 1994/95 financial year to $128.1m in the **first half** of the 2001/02 year.

- EPS has grown from 22.8 cents per share for the proforma **full** 19994/95 financial year to 34.4 cents per share in the **first half** of the 2001/02 year

- DPS has grown from 14.5 cents per share for the **full** 1994/95 financial year to 31 cents per share in the **first half** of the 2001/02 year. (Fully franked each year)

- Star City was acquired for $1,674 million in October 1999.

- Return on shareholders funds has increased from 10% in 1994/95 to 20.3% annualised, after absorbing the acquisition of Star City.

- Star City's potential is being realised, and profit volatility has been substantially reduced following the decision to suspend international rebate play

- The benefits of business diversification are evident. For first half 2001/02, Star City contributed 35% of PBIT pre goodwill; gaming 51% and wagering 14%.

- Number of employees has grown from 2,415 to 5,554

- Australian Gaming Council formed with TABCORP as founding member and Ross Wilson as chairman

- Mr Wilson is a member of the Business Council of Australia, the Council of Swinburne University of Technology and is chairman of the Capital Campaign Committee for the MS Society